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Exhibit 99.2

Dear Stockholder:

        In order to finance our future growth, WorldGate is in the process of raising additional funds and is offering our current stockholders the opportunity to participate. By purchasing units in this offering, you will not only receive stock at current market prices but you will also receive bonus warrants while supporting the ongoing operations of the Company.

        In the enclosed documents you will find many important facts about WorldGate and this offering, including our current plans and the risks involved. The details of this offering, including the pricing of the units and the terms of the warrants that you will receive by participating, are outlined within. If you have any questions about this offering, please call the phone numbers in the documents.

        As well, whether you decide to increase your investment in WorldGate or not, we would like to keep in touch with you, our stockholder. If you would like to receive updates on our business and news about the Company, from time to time, please send your email address to us at                        .

        I encourage you to review these documents carefully, to discuss them with your financial advisors and to consider increasing your support of WorldGate through participation in this offering.

Yours very truly, Hal M. Krisbergh Chairman of the Board of Directors and Chief Executive Officer

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  Exhibit 99.2